BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 44 of August 23, 2021, announces to its shareholders and the market that it received on June 17, 2025 a notice from Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (“PREVI”), informing that they disposed common shares issued by BRF and that they now hold 83,000,845 common shares, representing approximately 4.9333% of the total common shares issued by the Company.

PREVI further stated that the shareholding is not linked to any of the objectives referred to in item II, of article 12, of CVM Resolution 44/2021. And that it is not a signatory to any agreement related to its participation in the Company, in compliance with item IV, of article 12, of CVM Resolution 44/2021.

The original copy of the notice sent by PREVI is attached.

São Paulo, June 17, 2025.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer